File No. 333-206732
                                                                    CIK #1633358

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 1597

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                 INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.               Attention: John M. Zerr, Esq.
75 East 55th Street                               11 Greenway Plaza
New York, New York  10022                         Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on November 2, 2015, pursuant to Rule 487.






Dividend Sustainability Portfolio 2015-4
International Dividend Sustainability Portfolio 2015-4
European Dividend Sustainability Portfolio 2015-4
Global Dividend Sustainability Portfolio 2015-4
--------------------------------------------------------------------------------

   Each unit investment trust named above (the "Portfolios"), included in Invesco Unit Trusts, Series 1597, invests in a portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.



                                November 2, 2015


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




INVESCO


Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks derived from the S&P 500 Dividend Aristocrats Index. The S&P 500 Dividend Aristocrats Index consists of stocks of those companies in the S&P 500 Index that have increased their actual dividend payments in each of the last 25 years. Invesco Capital Markets, Inc., the Sponsor, selects the stocks for the Portfolio from among the S&P 500 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Portfolio will consist of companies from the S&P 500 Dividend Aristocrats Index that have attractive "dividend coverage", an S&P Capital IQ Quality Rank of B or better and, if rated by Standard & Poor's, an S&P Credit Rating of BBB or better. Dividend Coverage is calculated by Standard & Poor's Investment Advisory Services LLC ("SPIAS") using a proprietary cash-flow, sector-specific methodology and is licensed for use by the Sponsor and the Portfolio.

   Beginning with the S&P 500 Dividend Aristocrats Index, the Sponsor selects the composition of the Portfolio by: (1) eliminating companies with a share price below $5 at time of selection; (2) eliminating companies with an S&P Credit Rating below BBB and companies with an S&P Capital IQ Quality Ranking below B (companies which do not have an S&P Credit Rating may be included); (3) further selecting companies based on factors including market capitalization, earnings over the previous 12 months, debt-to-equity, and cash and equivalents; and (4) ranking the remaining companies by SPIAS' dividend coverage metric.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o The Portfolio does not replicate all of the components of the S&P 500 Dividend Aristocrats Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of the Portfolio will not correspond with the S&P 500 Dividend Aristocrats Index for this reason and because the Portfolio incurs a sales charge and expenses. The Portfolio is not intended to replicate the performance of the index.

     o The Portfolio is concentrated in securities issued by companies in the consumer staples sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                              As a % of
                                               Public     Amount
                                              Offering    Per 100
Sales Charge                                    Price      Units
                                              ---------  ---------
Initial sales charge                            1.000%    $10.000
Deferred sales charge                           2.450      24.500
Creation and development fee                    0.500       5.000
                                              ---------  ---------
Maximum sales charge                            3.950%    $39.500
                                              =========  =========


                                               As a %     Amount
                                               of Net     Per 100
                                               Assets      Units
                                              ---------  ---------
Estimated Organization Costs                    0.125%    $ 1.200
                                              =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses            0.271%    $ 2.597
Supervisory, bookkeeping
  and administrative fees                       0.057       0.550
                                              ---------  ---------
Total                                           0.328%    $ 3.147*
                                              =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to the applicable reduced rollover sales charge. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year          $     438
3 years               826
5 years             1,237
10 years            2,177


-----------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and accrues daily from February 10, 2016 through July 9, 2016. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.


--------------------------------------------------------------------------------

                    Essential Information

Unit Price at Initial Date of Deposit                    $10.0000


Initial Date of Deposit                          November 2, 2015

Mandatory Termination Date                       November 1, 2017

Estimated Net Annual Income1                    $0.20414 per Unit

Estimated Initial Distribution1                    $0.06 per Unit

Record Dates                              10th day of each March,
                                    June, September and December,
                                        commencing March 10, 2016

Distribution Dates                        25th day of each March,
                                    June, September and December,
                                        commencing March 25, 2016

CUSIP Numbers                                   Cash -- 46134U105
                                            Reinvest -- 46134U113
                                       Wrap Fee Cash -- 46134U121
                                   Wrap Fee Reinvest -- 46134U139

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."




Dividend Sustainability Portfolio 2015-4
Portfolio
---------------------------------------------------------------------------------------------
                                                                      Current   Cost of
Number                                                  Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                          per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------------
            Consumer Discretionary - 16.67%
       110   Leggett & Platt, Inc.                      $     45.030     2.84%  $   4,953.30
        67   Lowe's Companies, Inc.                           73.830     1.52       4,946.61
        44   McDonald's Corporation                          112.250     3.03       4,939.00
        64   Target Corporation                               77.180     2.90       4,939.52
        73   V.F. Corporation                                 67.520     2.19       4,928.96
            Consumer Staples - 26.57%
       116   Coca-Cola Company                                42.350     3.12       4,912.60
        73   Hormel Foods Corporation                         67.550     1.48       4,931.15
        41   Kimberly-Clark Corporation                      119.710     2.94       4,908.11
        48   PepsiCo, Inc.                                   102.190     2.75       4,905.12
        65   Procter & Gamble Company                         76.380     3.47       4,964.70
       119   Sysco Corporation                                41.250     2.91       4,908.75
        59   Walgreens Boots Alliance, Inc.                   84.680     1.70       4,996.12
        85   Wal-Mart Stores, Inc.                            57.240     3.42       4,865.40
            Energy - 3.35%
        60   Exxon Mobil Corporation                          82.740     3.53       4,964.40
            Health Care - 16.70%
       110   Abbott Laboratories                              44.800     2.14       4,928.00
        35   Becton, Dickinson and Company                   142.520     1.68       4,988.20
        60   Cardinal Health, Inc.                            82.200     1.88       4,932.00
        49   Johnson & Johnson                               101.030     2.97       4,950.47
+       67   Medtronic plc                                    73.920     2.06       4,952.64
            Industrials - 16.67%
        31   3M Company                                      157.210     2.61       4,873.51
        53   Cintas Corporation                               93.090     1.13       4,933.77
       105   Emerson Electric Company                         47.230     3.98       4,959.15
        54   Illinois Tool Works, Inc.                        91.940     2.39       4,964.76
        47   Stanley Black & Decker, Inc.                    105.980     2.08       4,981.06
            Information Technology - 3.29%
        56   Automatic Data Processing, Inc.                  86.990     2.25       4,871.44
            Materials - 13.43%
        36   Air Products and Chemicals, Inc.                138.980     2.33       5,003.28
        41   Ecolab, Inc.                                    120.350     1.10       4,934.35
        47   PPG Industries, Inc.                            104.260     1.38       4,900.22
        19   Sherwin-Williams Company                        266.830     1.00       5,069.77
            Telecommunication Services - 3.32%
       147   AT&T, Inc.                                       33.510     5.61       4,925.97
-----------                                                                     -------------
     1,981                                                                      $ 148,232.33
===========                                                                     =============


See "Notes to Portfolios".


International Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of international stocks and ADRs with a history of increasing dividend distributions. Invesco Capital Markets, Inc., the Sponsor, only considered companies with a Standard & Poor's debt rating of "BBB-" or higher and a minimum share price of $5 (USD) at the time of selection. Companies considered for inclusion in the Portfolio must have recent dividend per share growth and must meet certain market capitalization and liquidity requirements.

   The Sponsor selected the final portfolio through an analysis of numerous factors including forward earnings and cash-flow projections, recent earnings and free-cash-flow growth, debt-to-equity levels, and peer group analysis. No more than 50% of the Portfolio will be invested in any one particular country, and a minimum of 5 countries will be represented in the Portfolio at the time of selection.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies domiciled in the United Kingdom. As a result, political or economic developments in the United Kingdom may have a significant impact on the securities included in the Portfolio.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                              As a % of
                                               Public     Amount
                                              Offering    Per 100
Sales Charge                                    Price      Units
                                              ---------  ---------
Initial sales charge                            1.000%    $10.000
Deferred sales charge                           2.450      24.500
Creation and development fee                    0.500       5.000
                                              ---------  ---------
Maximum sales charge                            3.950%    $39.500
                                              =========  =========


                                               As a %     Amount
                                               of Net     Per 100
                                               Assets      Units
                                              ---------  ---------
Estimated Organization Costs                    0.230%    $ 2.206
                                              =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses            0.133%    $ 1.275
Supervisory, bookkeeping
  and administrative fees                       0.057       0.550
                                              ---------  ---------
Total                                           0.190%    $ 1.825*
                                              =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to the applicable reduced rollover sales charge. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year          $     435
3 years               807
5 years             1,201
10 years            2,092


-----------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and accrues daily from February 10, 2016 through July 9, 2016. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.


--------------------------------------------------------------------------------

                    Essential Information

Unit Price at Initial Date of Deposit                    $10.0000


Initial Date of Deposit                          November 2, 2015

Mandatory Termination Date                       November 1, 2017

Estimated Net Annual Income1                    $0.25595 per Unit

Estimated Initial Distribution1                    $0.04 per Unit

Record Dates                              10th day of each March,
                                    June, September and December,
                                        commencing March 10, 2016

Distribution Dates                        25th day of each March,
                                    June, September and December,
                                        commencing March 25, 2016

CUSIP Numbers                                   Cash -- 46134U188
                                            Reinvest -- 46134U196
                                       Wrap Fee Cash -- 46134U204
                                   Wrap Fee Reinvest -- 46134U212


--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."




International Dividend Sustainability Portfolio 2015-4
Portfolio
---------------------------------------------------------------------------------------------
                                                                      Current   Cost of
Number                                                  Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                          per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------------
            Belgium - 3.31%
        41   Anheuser-Busch InBev N.V. - ADR            $    119.330     2.19%  $   4,892.53
            Canada - 23.28%
        80   Canadian National Railway Company                61.090     1.32       4,887.20
       115   Enbridge, Inc.                                   42.690     2.86       4,909.35
       237   Shaw Communications, Inc. - CL B                 20.750     3.68       4,917.75
       167   Suncor Energy, Inc.                              29.730     2.50       4,964.91
       148   TELUS Corporation                                33.370     3.24       4,938.76
       120   Thomson Reuters Corporation                      41.020     2.78       4,922.40
       146   TransCanada Corporation                          33.590     3.94       4,904.14
            Denmark - 3.31%
        92   Novo Nordisk A/S - ADR                           53.180     1.00       4,892.56
            France - 3.33%
        98   Sanofi - ADR                                     50.340     2.24       4,933.32
            Ireland - 3.33%
        46   Accenture plc - CL A                            107.200     2.05       4,931.20
            Israel - 3.32%
        83   Teva Pharmaceutical Industries, Ltd. - ADR       59.190     1.72       4,912.77
            Japan - 6.66%
       149   Honda Motor Company, Ltd. - ADR                  33.130     1.87       4,936.37
       134   Nippon Telegraph and Telephone
               Corporation - ADR                              36.730     1.70       4,921.82
            Norway - 3.35%
       307   Statoil ASA - ADR                                16.160     4.63       4,961.12
            Switzerland - 13.30%
        43   ACE, Ltd.                                       113.540     2.36       4,882.22
        65   Nestle S.A. - ADR                                76.220     1.94       4,954.30
        54   Novartis AG - ADR                                90.430     1.92       4,883.22
       146   Roche Holding AG - ADR                           33.910     1.92       4,950.86
            United Kingdom - 36.81%
       183   BAE Systems plc - ADR                            27.050     4.55       4,950.15
       154   BHP Billiton plc - ADR                           32.250     7.69       4,966.50
        42   British American Tobacco plc - ADR              118.100     3.84       4,960.20
        69   BT Group plc - ADR                               71.670     2.59       4,945.23
       288   Compass Group plc - ADR                          17.260     2.25       4,970.88
        43   Diageo plc - ADR                                115.080     2.97       4,948.44
        89   Pentair plc                                      55.920     2.29       4,976.88
       106   Prudential plc - ADR                             46.790     2.52       4,959.74
       212   SSE plc - ADR                                    23.350     5.67       4,950.20
       110   Unilever plc - ADR                               44.450     3.05       4,889.50
        44   WPP plc - ADR                                   112.060     2.93       4,930.64
-----------                                                                     -------------
     3,611                                                                      $ 147,945.16
===========                                                                     =============


See "Notes to Portfolios".


European Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks and ADRs of companies selected by the Sponsor, Invesco Capital Markets, Inc., from the S&P Europe 350 Dividend Aristocrats Index. The S&P Europe 350 Dividend Aristocrats Index consists of stocks of those companies in the S&P Europe 350 Index that have increased their actual dividend payments each of the last 10 years. The Sponsor selects the stocks for the Portfolio from among the S&P Europe 350 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   The Portfolio will consist of companies from the S&P Europe 350 Dividend Aristocrats Index that have recent dividend per share growth and which meet certain market capitalization and liquidity requirements. The Sponsor selected the final portfolio through an analysis of numerous factors including forward earnings and cash-flow projections, recent earnings and free-cash-flow growth, debt-to-equity levels and peer group analysis.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies domiciled in the United Kingdom. As a result, political or economic developments in the United Kingdom may have a significant impact on the securities included in the Portfolio.

     o The Portfolio is concentrated in securities issued by companies in the consumer staples sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                              As a % of
                                               Public     Amount
                                              Offering    Per 100
Sales Charge                                    Price      Units
                                              ---------  ---------
Initial sales charge                            1.000%    $10.000
Deferred sales charge                           2.450      24.500
Creation and development fee                    0.500       5.000
                                              ---------  ---------
Maximum sales charge                            3.950%    $39.500
                                              =========  =========


                                               As a %     Amount
                                               of Net     Per 100
                                               Assets      Units
                                              ---------  ---------
Estimated Organization Costs                    0.523%    $ 5.000
                                              =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses            1.038%    $ 9.922
Supervisory, bookkeeping
  and administrative fees                       0.058       0.550
                                              ---------  ---------
Total                                           1.096%    $10.472*
                                              =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to the applicable reduced rollover sales charge. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year          $     550
3 years             1,118
5 years             1,709
10 years            3,089


-----------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and accrues daily from February 10, 2016 through July 9, 2016. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.


--------------------------------------------------------------------------------

                    Essential Information

Unit Price at Initial Date of Deposit                    $10.0000


Initial Date of Deposit                          November 2, 2015

Mandatory Termination Date                       November 1, 2017

Estimated Net Annual Income1                    $0.10324 per Unit

Record Dates                              10th day of each March,
                                    June, September and December,
                                        commencing March 10, 2016

Distribution Dates                        25th day of each March,
                                    June, September and December,
                                        commencing March 25, 2016

CUSIP Numbers                                   Cash -- 46134U147
                                            Reinvest -- 46134U154
                                       Wrap Fee Cash -- 46134U162
                                   Wrap Fee Reinvest -- 46134U170


--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."




European Dividend Sustainability Portfolio 2015-4
Portfolio
---------------------------------------------------------------------------------------------
                                                                      Current   Cost of
Number                                                  Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                          per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------------
            Belgium - 3.33%
        61   Groupe Bruxelles Lambert S.A.              $    81.0170     2.83%  $   4,942.03
            Denmark - 6.64%
        93   Novo Nordisk A/S - ADR                          53.1800     1.00       4,945.74
       106   Novozymes A/S - CL B                            46.2772     0.70       4,905.38
            France - 13.30%
        38   Essilor International S.A.                     131.0163     0.60       4,978.62
        13   Hermes International                           383.9236     0.59       4,991.01
        26   L'Oreal S.A.                                   181.9615     1.14       4,731.00
       100   Sanofi - ADR                                    50.3400     2.24       5,034.00
            Germany - 3.36%
       111   Fresenius Medical Care AG &
               Company - ADR                                 44.9300     0.66       4,987.23
            Ireland - 3.33%
        61   Kerry Group plc - CL A                          80.9519     0.49       4,938.07
            Luxembourg - 3.21%
       162   SES                                             29.4498     3.18       4,770.87
            Spain - 6.73%
       165   Enagas S.A.                                     30.1813     3.81       4,979.92
        57   Red Electrica Corporacion S.A.                  87.8692     3.02       5,008.54
            Switzerland - 10.02%
        65   Nestle S.A. - ADR                               76.2200     1.94       4,954.30
        55   Novartis AG - ADR                               90.4300     1.92       4,973.65
       146   Roche Holding AG - ADR                          33.9100     1.92       4,950.86
            United Kingdom - 50.08%
       451   AMEC Foster Wheeler plc                         10.8712     6.10       4,902.93
        92   Associated British Foods plc                    52.7912     1.00       4,856.79
        42   British American Tobacco plc - ADR             118.1000     3.84       4,960.20
       176   Bunzl plc                                       28.4111     1.95       5,000.35
     1,176   Cobham plc                                       4.2419     3.90       4,988.47
       289   Compass Group plc - ADR                         17.2600     2.25       4,988.14
        43   Diageo plc - ADR                               115.0800     2.97       4,948.44
        92   Imperial Tobacco Group plc                      53.4988     3.78       4,921.89
       125   Intertek Group plc                              40.1251     1.91       5,015.64
       126   Johnson Matthey plc                             39.5162     2.64       4,979.04
       107   Prudential plc - ADR                            46.7900     2.52       5,006.53
       251   Reckitt Benckiser Group plc - ADR               19.8200     1.85       4,974.82
        22   Shire plc - ADR                                227.0500     0.31       4,995.10
        72   Sky plc - ADR                                   67.7000     2.93       4,874.40
        65   Whitbread plc                                   75.8687     1.73       4,931.47
-----------                                                                     -------------
     4,388                                                                      $ 148,435.43
===========                                                                     =============


See "Notes to Portfolios".


Global Dividend Sustainability Portfolio

   Investment Objective. The Portfolio seeks above average capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of stocks of foreign and domestic companies selected by applying three separate specialized strategies. The Dividend Sustainability Strategy will make up approximately 60% of the initial Portfolio, while the International Dividend Sustainability Strategy and the European Dividend Sustainability Strategy will each comprise approximately 20%. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio.

   The Dividend Sustainability Strategy selects stocks derived from the S&P 500 Dividend Aristocrats Index. The S&P 500 Dividend Aristocrats Index consists of stocks of those companies in the S&P 500 Index that have increased their actual dividend payments in each of the last 25 years. The Sponsor selects the stocks for this portion of the Portfolio from among the S&P 500 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   This portion of the Portfolio will consist of companies from the S&P 500 Dividend Aristocrats Index that have attractive "dividend coverage", an S&P Capital IQ Quality Rank of "B" or better and, if rated by Standard & Poor's, an S&P Credit Rating of "BBB" or better. Dividend Coverage is calculated by Standard & Poor's Investment Advisory Services LLC ("SPIAS") using a proprietary cash-flow, sector-specific methodology and is licensed for use by the Sponsor and the Portfolio.

   Beginning with the S&P 500 Dividend Aristocrats Index, the Sponsor selects the composition of this portion of the Portfolio by: (1) eliminating companies with a share price below $5 at the time of selection; (2) eliminating companies with an S&P Credit Rating below "BBB" and companies with an S&P Capital IQ Quality Ranking below "B" (companies which do not have an S&P Credit Rating may be included); (3) further selecting companies based on factors including market capitalization, earnings over the previous 12 months, debt-to-equity, and cash and equivalents; and (4) ranking the remaining companies by SPIAS' dividend coverage metric.

   The International Dividend Sustainability Strategy selects international stocks and ADRs with a history of increasing dividend distributions. Only companies with a Standard & Poor's debt rating of "BBB-" or higher and a minimum share price of $5 (USD) at the time of selection were considered for this portion of the Portfolio. Companies considered for inclusion in this portion the Portfolio must have recent dividend per share growth and must meet certain market capitalization and liquidity requirements.

   The Sponsor made the final selection for this portion of the Portfolio through an analysis of numerous factors including forward earnings and cash-flow projections, recent earnings and free cash-flow growth, debt-to-equity levels, and peer group analysis. No more than 50% of this portion of the Portfolio will be invested in one particular country, and a minimum of 5 countries will be represented in this portion of the Portfolio at the time of selection.

   The European Dividend Sustainability Strategy selects stocks and ADRs of companies derived from the S&P Europe 350 Dividend Aristocrats Index. The S&P Europe 350 Dividend Aristocrats Index consists of stocks of those companies in the S&P Europe 350 Index that have increased their actual dividend payments each of the last 10 years. The Sponsor selects the stocks for this portion of the Portfolio from among the S&P Europe 350 Dividend Aristocrats Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit.

   This portion of the Portfolio will consist of companies from the S&P Europe 350 Dividend Aristocrats Index that have recent dividend per share growth and which meet certain market capitalization and liquidity requirements. The Sponsor made the final selection for this portion of the Portfolio through an analysis of numerous factors including forward earnings and cash-flow projections, recent earnings and free-cash-flow growth, debt-to-equity levels and peer group analysis

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy over several years if subsequent series are available. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.

     o Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

     o The Portfolio is concentrated in securities issued by companies in the consumer discretionary and consumer staples sectors. Negative developments in these sectors will affect the value of your investment more than would be the case in a more diversified investment.

     o We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same securities even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                              As a % of
                                               Public     Amount
                                              Offering    Per 100
Sales Charge                                    Price      Units
                                              ---------  ---------
Initial sales charge                            1.000%    $10.000
Deferred sales charge                           2.450      24.500
Creation and development fee                    0.500       5.000
                                              ---------  ---------
Maximum sales charge                            3.950%    $39.500
                                              =========  =========


                                               As a %     Amount
                                               of Net     Per 100
                                               Assets      Units
                                              ---------  ---------
Estimated Organization Costs                    0.523%    $ 5.000
                                              =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses            1.196%    $11.428
Supervisory, bookkeeping
  and administrative fees                       0.058       0.550
                                              ---------  ---------
Total                                           1.254%    $11.978*
                                              =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to the applicable reduced rollover sales charge. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year          $     565
3 years             1,162
5 years             1,781
10 years            3,230


-----------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 3.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 3.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.245 per Unit and accrues daily from February 10, 2016 through July 9, 2016. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit.


--------------------------------------------------------------------------------

                    Essential Information

Unit Price at Initial Date of Deposit                    $10.0000


Initial Date of Deposit                          November 2, 2015

Mandatory Termination Date                       November 1, 2017

Estimated Net Annual Income1                    $0.11627 per Unit

Estimated Initial Distribution1                    $0.02 per Unit

Record Dates                              10th day of each March,
                                    June, September and December,
                                        commencing March 10, 2016

Distribution Dates                        25th day of each March,
                                    June, September and December,
                                        commencing March 25, 2016

CUSIP Numbers                                   Cash -- 46134U220
                                            Reinvest -- 46134U238
                                       Wrap Fee Cash -- 46134U246
                                   Wrap Fee Reinvest -- 46134U253


--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."




Global Dividend Sustainability Portfolio 2015-4
Portfolio
---------------------------------------------------------------------------------------------
                                                                      Current   Cost of
Number                                                  Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                          per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------------
            Consumer Discretionary - 16.63%
+      194   Compass Group plc - ADR                    $    17.2600     2.25%  $   3,348.44
+        4   Hermes International                           383.9236     0.59       1,535.69
+       51   Honda Motor Company, Ltd. - ADR                 33.1300     1.87       1,689.63
       112   Leggett & Platt, Inc.                           45.0300     2.84       5,043.36
        68   Lowe's Companies, Inc.                          73.8300     1.52       5,020.44
        44   McDonald's Corporation                         112.2500     3.03       4,939.00
+       54   SES                                             29.4498     3.18       1,590.29
+       79   Shaw Communications, Inc. - CL B                20.7500     3.68       1,639.25
+       24   Sky plc - ADR                                   67.7000     2.93       1,624.80
        66   Target Corporation                              77.1800     2.90       5,093.88
+       40   Thomson Reuters Corporation                     41.0200     2.78       1,640.80
        74   V.F. Corporation                                67.5200     2.19       4,996.48
+       22   Whitbread plc                                   75.8687     1.73       1,669.11
+       15   WPP plc - ADR                                  112.0600     2.93       1,680.90
            Consumer Staples - 24.54%
+       14   Anheuser-Busch InBev N.V. - ADR                119.3300     2.19       1,670.62
+       31   Associated British Foods plc                    52.7912     1.00       1,636.53
+       28   British American Tobacco plc - ADR             118.1000     3.84       3,306.80
       117   Coca-Cola Company                               42.3500     3.12       4,954.95
+       28   Diageo plc - ADR                               115.0800     2.97       3,222.24
        74   Hormel Foods Corporation                        67.5500     1.48       4,998.70
+       31   Imperial Tobacco Group plc                      53.4988     3.78       1,658.46
+       21   Kerry Group plc - CL A                          80.9519     0.49       1,699.99
        41   Kimberly-Clark Corporation                     119.7100     2.94       4,908.11
+        9   L'Oreal S.A.                                   181.9615     1.14       1,637.65
+       44   Nestle S.A. - ADR                               76.2200     1.94       3,353.68
        49   PepsiCo, Inc.                                  102.1900     2.75       5,007.31
        65   Procter & Gamble Company                        76.3800     3.47       4,964.70
+       84   Reckitt Benckiser Group plc - ADR               19.8200     1.85       1,664.88
       120   Sysco Corporation                               41.2500     2.91       4,950.00
+       37   Unilever plc - ADR                              44.4500     3.05       1,644.65
        59   Walgreens Boots Alliance, Inc.                  84.6800     1.70       4,996.12
        87   Wal-Mart Stores, Inc.                           57.2400     3.42       4,979.88
            Energy - 5.36%
+      152   AMEC Foster Wheeler plc                         10.8712     6.10       1,652.43
+       39   Enbridge, Inc.                                  42.6900     2.86       1,664.91
        61   Exxon Mobil Corporation                         82.7400     3.53       5,047.14
+      104   Statoil ASA - ADR                               16.1600     4.63       1,680.64
+       56   Suncor Energy, Inc.                             29.7300     2.50       1,664.88
+       50   TransCanada Corporation                         33.5900     3.94       1,679.50
            Financials - 2.64%
+       14   ACE, Ltd.                                      113.5400     2.36       1,589.56
+       20   Groupe Bruxelles Lambert S.A.                   81.0170     2.83       1,620.34
+       72   Prudential plc - ADR                            46.7900     2.52       3,368.88

Global Dividend Sustainability Portfolio 2015-4
Portfolio (continued)
---------------------------------------------------------------------------------------------
                                                                      Current   Cost of
Number                                                  Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                          per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------------
            Health Care - 17.98%
       111   Abbott Laboratories                        $    44.8000     2.14%  $   4,972.80
        35   Becton, Dickinson and Company                  142.5200     1.68       4,988.20
        60   Cardinal Health, Inc.                           82.2000     1.88       4,932.00
+       13   Essilor International S.A.                     131.0163     0.60       1,703.21
+       37   Fresenius Medical Care AG &
               Company - ADR                                 44.9300     0.66       1,662.41
        50   Johnson & Johnson                              101.0300     2.97       5,051.50
+       68   Medtronic plc                                   73.9200     2.06       5,026.56
+       36   Novartis AG - ADR                               90.4300     1.92       3,255.48
+       62   Novo Nordisk A/S - ADR                          53.1800     1.00       3,297.16
+       98   Roche Holding AG - ADR                          33.9100     1.92       3,323.18
+       68   Sanofi - ADR                                    50.3400     2.24       3,423.12
+        7   Shire plc - ADR                                227.0500     0.31       1,589.35
+       28   Teva Pharmaceutical Industries, Ltd. - ADR      59.1900     1.72       1,657.32
            Industrials - 14.08%
        32   3M Company                                     157.2100     2.61       5,030.72
+       62   BAE Systems plc - ADR                           27.0500     4.55       1,677.10
+       59   Bunzl plc                                       28.4111     1.95       1,676.25
+       27   Canadian National Railway Company               61.0900     1.32       1,649.43
        54   Cintas Corporation                              93.0900     1.13       5,026.86
+      396   Cobham plc                                       4.2419     3.90       1,679.79
       106   Emerson Electric Company                        47.2300     3.98       5,006.38
        55   Illinois Tool Works, Inc.                       91.9400     2.39       5,056.70
+       42   Intertek Group plc                              40.1251     1.91       1,685.25
+       30   Pentair plc                                     55.9200     2.29       1,677.60
        47   Stanley Black & Decker, Inc.                   105.9800     2.08       4,981.06
            Information Technology - 2.63%
+       15   Accenture plc - CL A                           107.2000     2.05       1,608.00
        57   Automatic Data Processing, Inc.                 86.9900     2.25       4,958.43
            Materials - 10.13%
        37   Air Products and Chemicals, Inc.               138.9800     2.33       5,142.26
+       52   BHP Billiton plc - ADR                          32.2500     7.69       1,677.00
        42   Ecolab, Inc.                                   120.3500     1.10       5,054.70
+       42   Johnson Matthey plc                             39.5162     2.64       1,659.68
+       36   Novozymes A/S - CL B                            46.2772     0.70       1,665.98
        48   PPG Industries, Inc.                           104.2600     1.38       5,004.48
        19   Sherwin-Williams Company                       266.8300     1.00       5,069.77
            Telecommunication Services - 3.99%
       149   AT&T, Inc.                                      33.5100     5.61       4,992.99
+       23   BT Group plc - ADR                              71.6700     2.59       1,648.41
+       45   Nippon Telegraph and Telephone
               Corporation - ADR                             36.7300     1.70       1,652.85
+       50   TELUS Corporation                               33.3700     3.24       1,668.50

Global Dividend Sustainability Portfolio 2015-4
Portfolio (continued)
---------------------------------------------------------------------------------------------
                                                                      Current   Cost of
Number                                                  Market Value  Dividend  Securities to
of Shares   Name of Issuer (1)                          per Share (2) Yield (3) Portfolio (2)
---------------------------------------------------------------------------------------------
            Utilities - 2.02%
+       55   Enagas S.A.                                $    30.1813     3.81%  $   1,659.97
+       19   Red Electrica Corporacion S.A.                  87.8692     3.02       1,669.51
+       72   SSE plc - ADR                                   23.3500     5.67       1,681.20
-----------                                                                     -------------
     4,698                                                                      $ 249,578.78
===========                                                                     =============


See "Notes to Portfolios".


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October 30, 2015 and have settlement dates ranging from November 3, 2015 through November 4, 2015 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                             Profit
                                                            Cost to        (Loss) To
                                                            Sponsor         Sponsor
                                                        --------------  --------------
Dividend Sustainability Portfolio                       $     148,282   $         (50)
International Dividend Sustainability Portfolio         $     148,045   $        (100)
European Dividend Sustainability Portfolio              $     149,643   $      (1,208)
Global Dividend Sustainability Portfolio                $     250,069   $        (490)


"+"  indicates that the security was issued by a foreign company.

(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Unitholders of Invesco Unit Trusts, Series 1597:

   We have audited the accompanying statements of condition including the related portfolios of Dividend Sustainability Portfolio 2015-4; International Dividend Sustainability Portfolio 2015-4; European Dividend Sustainability Portfolio 2015-4 and Global Dividend Sustainability Portfolio 2015-4 (included in Invesco Unit Trusts, Series 1597) as of November 2, 2015. The statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statements of condition based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. We were not engaged to perform an audit of the trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or irrevocable letters of credit deposited for the purchase of Securities as shown in the statements of condition as of November 2, 2015. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of Dividend Sustainability Portfolio 2015-4; International Dividend Sustainability Portfolio 2015-4; European Dividend Sustainability Portfolio 2015-4 and Global Dividend Sustainability Portfolio 2015-4 (included in Invesco Unit Trusts, Series 1597) as of November 2, 2015, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ GRANT THORNTON LLP

New York, New York
November 2, 2015


                                                    STATEMENTS OF CONDITION
                                                     As of November 2, 2015

                                                                            International      European         Global
                                                               Dividend        Dividend        Dividend        Dividend
                                                            Sustainability  Sustainability  Sustainability  Sustainability
INVESTMENT IN SECURITIES                                       Portfolio       Portfolio       Portfolio       Portfolio
                                                            --------------  --------------  --------------  --------------
Contracts to purchase Securities (1)                        $      148,232  $      147,945  $      148,435  $      249,579
                                                            --------------  --------------  --------------  --------------
     Total                                                  $      148,232  $      147,945  $      148,435  $      249,579
                                                            ==============  ==============  ==============  ==============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                 $          179  $          329  $          750  $        1,260
     Deferred sales charge liability (3)                             3,668           3,661           3,674           6,176
     Creation and development fee liability (4)                        749             747             750           1,261
Interest of Unitholders--
     Cost to investors (5)                                         149,730         149,440         149,940         252,100
     Less: initial sales charge (5)(6)                               1,498           1,495           1,505           2,521
     Less: deferred sales charge, creation and
          development fee and organization
          costs (2)(4)(5)(6)                                         4,596           4,737           5,174           8,697
                                                            --------------  --------------  --------------  --------------
          Net interest to Unitholders (5)                          143,636         143,208         143,261         240,882
                                                            --------------  --------------  --------------  --------------
     Total                                                  $      148,232  $      147,945  $      148,435  $      249,579
                                                            ==============  ==============  ==============  ==============
Units outstanding                                                   14,973          14,944          14,994          25,210
                                                            ==============  ==============  ==============  ==============
Net asset value per Unit                                    $        9.593  $        9.583  $        9.555  $        9.555
                                                            ==============  ==============  ==============  ==============


-----------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.






THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor and Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, your Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolios" and any additional securities deposited into the Portfolios.

   Additional Units of your Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by your Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into your Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because your Portfolio will pay the associated brokerage or acquisition fees. Due to round lot requirements in certain foreign securities markets and market value fluctuations, your Portfolio may not be able to invest in each Security on any subsequent date of deposit in the same proportion as existed on the Initial Date of Deposit or immediately prior to the subsequent deposit of Securities. This could increase the potential for dilution of investments and variances in anticipated income. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.


   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.


   Your Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of your Portfolio is described in the individual Portfolio sections. There is no assurance that your Portfolio will achieve its objective.

   Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio. The Sponsor, on behalf of the Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio, has entered into a license agreement with Standard & Poor's Investment Advisory Services LLC ("SPIAS") under which the Portfolios are granted a license to use certain trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the index that is a source for determining the composition of the Portfolios. "Standard & Poor's", "S&P", "Dividend Aristocrats" and "S&P 500" are registered trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Invesco Capital Markets, Inc. and the Portfolios. All information provided by Standard & Poor's Financial Services LLC is impersonal and not tailored to the needs of any person, entity or group of persons.

   The Portfolios and any other investment fund or other vehicle that is offered by third parties that uses a S&P Indices index or a benchmark or measure of performance, bears the S&P mark and/or seeks to provide an investment return based on the returns of any S&P Indices' index are not sponsored, endorsed, sold or promoted by SPIAS and its affiliates. SPIAS and its affiliates make no representation, condition or warranty, express or implied, to the owners of a portfolio or any member of the public regarding the advisability of investing in securities generally or in a Portfolio particularly or the ability of the S&P 500 Index or S&P 500 Dividend Aristocrats Index to track general stock market performance. Standard & Poor's Financial Services LLC only relationship to the Portfolios is the licensing of certain trademarks and trade names of Standard & Poor's and of the S&P 500 Dividend Aristocrats Index which are determined without regard to the Portfolios. SPIAS has no obligation to take the needs of the owners of the Portfolios into consideration in determining, composing or calculating the S&P 500 Index or S&P 500 Dividend Aristocrats Index. SPIAS is not responsible for and has not participated in the determination of the prices and amount of the Portfolios or the timing of the issuance or sale of the Portfolios. SPIAS has no obligation or liability in connection with the administration, marketing or sale of units of the Portfolios. There can be no assurance that future dividend payouts will equal or exceed past dividend payouts. SPIAS' parent company, The McGraw-Hill Companies, Inc., may be one of the constituents of the S&P 500 Dividend Aristocrats Index and may be included in the Portfolios based solely on quantitative measurements.

   Standard & Poor's Investment Advisory Services LLC is a registered investment advisor with the U.S. Securities and Exchange Commission ("SEC") and a wholly owned subsidiary of McGraw Hill Financial, Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a "fiduciary" or as an "investment manager," as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

   Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are only a general recommendation. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor's assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a financial advisor in making their investment decisions. SPIAS' parent company, McGraw Hill Financial, Inc., may be one of the constituents of the S&P 500 Dividend Aristocrats Index and may be included in the Portfolio based solely on quantitative measurements.

   Standard & Poor's Financial Services LLC, SPIAS, and their affiliates (collectively "S&P"), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P, the "S&P Parties") do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

   S&P's credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions. S&P credit ratings should not be relied on when making any investment or other business decision. S&P's opinions and analyses do not address the suitability of any security. S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

   To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

   S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

   S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

   S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

   SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P. SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

   European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio. S&P[R] is a registered trademark of Standard & Poor's Financial Services LLC and has been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by the Sponsor. S&P Europe 350 Dividend Aristocrats[] is a trademark of S&P Dow Jones Indices LLC or its affiliates. The S&P Europe 350 Dividend Aristocrats Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by the Sponsor.

   The European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC or its affiliates or third party licensors (together, "S&P Dow Jones Indices"). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Portfolios or any member of the public regarding the advisability of investing in securities generally or in the Portfolios particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to the Sponsor with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to the Sponsor or the Portfolios. S&P Dow Jones Indices has no obligation to take the needs of the Sponsor or the owners of the Portfolios into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Portfolios or the timing of the issuance or sale of the Portfolios or in the determination or calculation of the equation by which the Portfolios are to be selected. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Portfolios. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

   S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE PORTFOLIOS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE SPONSOR, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

   The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in your Portfolio prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
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   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time. If dividends received by your Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for your Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Index Correlation. The Dividend Sustainability Portfolio will consist of stocks from the S&P 500 Dividend Aristocrats Index, the European Dividend Sustainability Portfolio will consist of stocks from the S&P Europe 350 Dividend Aristocrats Index and the Global Dividend Sustainability Portfolio will consist of stocks from both the S&P 500 Dividend Aristocrats Index and the S&P Euro Dividend Aristocrats Index. Your Portfolio does not seek to replicate all of the components of the Index or its component weightings and the stocks in the Portfolio will not change if the index components, or their weightings within the index, change. The performance of your Portfolio will not correspond with the index for this reason and because your Portfolio incurs a sales charge and expenses.

   Foreign Stocks. Because the International Dividend Sustainability Portfolio and European Dividend Sustainability Portfolio invest exclusively in foreign stocks, and the Global Dividend Sustainability Portfolio invests significantly in foreign stocks, the Portfolios may involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

   The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for a Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of a Portfolio's investments, in non-U.S. countries. No one can predict the impact that these factors could have on a Portfolio's securities.

   Certain stocks may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in your Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the SEC. GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolios may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

   The purchase and sale of the foreign securities may occur in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in your Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of your Portfolio's securities to vary when the Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody (holding of the Portfolios' assets) also may involve delays in payment, delivery or recovery of money or investments.

   Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

   Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Portfolios may at times be unable to sell foreign securities in a timely manner or at favorable prices.

   Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. To determine the value of foreign securities or their dividends, the Trustee will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Trustee may not reflect the amount your Portfolio would receive in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

   United Kingdom. The International Dividend Sustainability Portfolio, European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio invest significantly in stocks issued by companies located in the United Kingdom ("U.K."). As a result, your Portfolio may be affected unfavorably by political developments, social instability, changes in government policies and other political and economic developments in the U.K. The U.K. is a member state of the European Union ("EU"), the establishment of which has had the effect of eliminating most remaining trade barriers between member nations and has created one of the largest common markets in the world. Unlike the majority of EU members, the U.K. has not adopted the common EU currency of the euro. Adoption of the euro has presented strategic challenges to all companies with significant markets or operations in countries utilizing the euro. The Sponsor cannot predict when or if the U.K. will convert to the euro, or what impact, if any, the adoption of the euro by the U.K. would have on any of the securities issued by U.K. companies in your Portfolio.

   Canada. The International Dividend Sustainability Portfolio invests significantly in stocks issued by companies headquartered, or with a significant presence, in Canada. Canada is a major producer of commodities, including forest products, metals, agricultural products and energy related products, including oil, gas, and hydroelectricity. Accordingly, changes in the supply and demand of base commodity resources and industrial and precious metals and materials, both domestically and internationally, can have a significant effect on Canadian market performance.

   Industry Risks. The Portfolios invest significantly in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Discretionary and Consumer Staples Issuers. The Portfolios invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

   Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

   Health Care Issuers. The European Dividend Sustainability Portfolio invests significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

   On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act continues to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. Although the entirety of the Act will not come into effect until 2018, in the interim, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. The Sponsor is unable to predict the full impact of the Act on the Securities in your Portfolio.

   As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of pre-paid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in your Portfolio, or on the tax treatment of your Portfolio or of your investment in a Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 3.95% of the Public Offering Price per Unit (4.11% of the aggregate offering price of the Securities) at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 3.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.245 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 3.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.2370 (3.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0580, a deferred sales charge of $0.245 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.5530 (3.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2580, a deferred sales charge of $0.245 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. As further described in this section, purchases executed on the same day by a single person at the same broker-dealer may be combined for sales charge discount calculation purposes. Secondary market purchases are excluded for purposes of sales charge discount calculations. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. Based upon the aggregate dollar amount of Units purchased by a Unitholder in the initial offering period, the following table shows both the corresponding sales charge and the concession or agency commission allowed to broker-dealers and other selling agents on such transaction.

                                       Broker-Dealer
                                        Concession
      Transaction                        or Agency
        Amount           Sales Charge   Commission
----------------------------------------------------
Less than $50,000            3.95%         3.15%
$50,000 - $99,999            3.70          2.90
$100,000 - $249,999          3.45          2.65
$250,000 - $499,999          3.10          2.35
$500,000 - $999,999          2.95          2.25
$1,000,000 or more           2.45          1.80

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued. Additional information regarding the broker-dealer concession or agency commission is presented in the "Unit Distribution" section.

   For purposes of achieving these levels, you may combine certain purchases made on the same day through a single broker-dealer or selling agent, as further described below. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge. For purposes of achieving the quantity discount levels in the above table, Units of a Portfolio offered in this prospectus may be combined with (i) purchases of units of any other Invesco-sponsored unit investment trusts during each trust's initial offering period, (ii) purchases of units made as described under the "Fee Accounts" paragraph in this section, and (iii) purchases of units eligible for the sales charge discounts described under the "Rollovers and Exchanges" paragraph in this section. In addition, Units purchased in the name of your spouse (or the equivalent if recognized under local law) or children (including step-children) under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. As described above in "Large Quantity Purchases", Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above under "Large Quantity Purchases", however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Rollovers and Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Invesco-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such trusts to purchase Units of the Portfolios offered in this prospectus, or units of any other Invesco-sponsored unit investment trust in its initial offering period, at a reduced sales charge. For such aggregated purchases of less than $1,000,000, Units may be purchased at the Public Offering Price per Unit less 1.00%. For such aggregated purchases of $1,000,000 or more, either made solely with redemption or termination proceeds from other unit investment trusts or in combination with other purchases as described above under "Large Quantity Purchases", Units will be eligible for the applicable quantity discount level presented in the table that appears in that subsection. For aggregated purchases described above in the "Large Quantity Purchases" subsection that consist of any units other than Units of any Portfolio in this prospectus, please refer to the prospectus of the applicable Invesco-sponsored unit investment trust for information regarding the specified sales charge reductions on those units. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the trade date of each rollover or redemption, or each other trust's termination date resulting in the receipt of such proceeds used to purchase Units of the Portfolio must all be derived from transactions that occurred within 30 calendar days prior to your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the "Broker-Dealer Concession or Agency Commission" column of the table under "Reducing Your Sales Charge -- Large Quantity Purchases". For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolio, the regular concession or agency commission will amount to 2.15% per Unit (1.80% per Unit for aggregated purchases of $1,000,000 or more).

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                           Volume Concession
                                        ----------------------
      Total Sales                     Equity Trust  Fixed Income
      (in millions)                      Units      Trust Units
----------------------               ----------------------------
$25 but less than $100                   0.050%        0.050%
$100 but less than $150                  0.075         0.075
$150 but less than $250                  0.100         0.100
$250 but less than $500                  0.115         0.100
$500 but less than $750                  0.125         0.100
$750 but less than $1,000                0.130         0.100
$1,000 but less than $1,500              0.135         0.100
$1,500 but less than $2,000              0.140         0.100
$2,000 but less than $3,000              0.150         0.100
$3,000 but less than $4,000              0.160         0.100
$4,000 but less than $5,000              0.170         0.100
$5,000 or more                           0.175         0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to your Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge                0.00%
Deferred sales charge               0.00
                                    -----
      Transactional sales charge    0.00%
                                    =====
Creation and development fee        0.50%
                                    -----
      Total sales charge            0.50%
                                    =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under "Essential Information," either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. Dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Essential Information". In addition, the Portfolios will generally make required distributions at the end of each year because each is structured as a "regulated investment company" for federal tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary quarterly dividends declared by an issuer, the most recent interim and final dividends declared for certain foreign issuers, or scheduled income payments (in all cases accounting for any applicable foreign withholding taxes). In certain cases, estimated net annual income may also be based upon several recently declared dividends of an issuer. However, common stocks do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. Distributions made by certain of the securities in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Wrap Fee Reinvest in the case of Wrap Fee Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than three business days following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Dividend Sustainability Portfolio or International Dividend Sustainability Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The European Dividend Sustainability Portfolio and Global Dividend Sustainability Portfolio will generally not offer in kind distributions. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. Your Portfolio generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of a Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price are not reduced by the estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under "Public Offering--Unit Price".

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Invesco unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. An exchange is a taxable event to you. We may discontinue this option at any time.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. Your Portfolio is not a managed fund and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect your Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to your Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in your Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of Portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with your Portfolio, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2015, the total stockholders' equity of Invesco Capital Markets, Inc. was $96,796,850.25 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $755.8 billion as of September 30, 2015.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios as of the date of this prospectus. Tax laws and interpretations are subject to change, possibly with retroactive effect, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Portfolio Status. Your Portfolio intends to elect and to qualify annually as a "regulated investment company" under the federal tax laws. If your Portfolio qualifies under the tax law as a regulated investment company and distributes its income consistently with such qualification, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

   Distributions. Portfolio distributions are generally taxable to you. After the end of each year, you will receive a tax statement reporting your Portfolio's distributions, including the amounts of ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at the capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% tax imposed generally on net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder's basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

   A distribution paid by your Portfolio reduces the Portfolio's net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes.

   Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive in the transaction. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal federal tax rate for net capital gain under current law is generally 20%.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

   In certain circumstances, ordinary income dividends received by an individual Unitholder from a regulated investment company such as your Portfolio may be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Each Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for the capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

   In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax rules.

   Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss.

   Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Such deductions may be subject to limitation for taxpayers whose income exceeds certain levels.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends which the Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from a Portfolio that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations,
(ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Pursuant to the rules above and the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA is required: (i) with respect to distributions from your Portfolio and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2017. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

   Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes if your Portfolio meets certain requirements for passing through such deductions or credits to you.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 28%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

   Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year. The Dividend Sustainability Portfolio and the Global Dividend Sustainability Portfolio will each pay a license fee to Standard & Poor's Investment Advisory Services LLC, for the use of certain trademarks and other property. The European Dividend Sustainability Portfolio and the Global Dividend Sustainability Portfolio will each pay a license fee to Standard & Poor's Financial Services LLC, for the use of certain trademarks and other property.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul Hastings LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about your Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.


TABLE OF CONTENTS
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   Title                                            Page
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   Dividend Sustainability Portfolio                   2
   International Dividend Sustainability Portfolio     5
   European Dividend Sustainability Portfolio          8
   Global Dividend Sustainability Portfolio           11
   Notes to Portfolios                                17
   Report of Independent Registered
      Public Accounting Firm                          18
   Statements of Condition                            19
   The Portfolios                                    A-1
   Objectives and Securities Selection               A-2
   Risk Factors                                      A-5
   Public Offering                                   A-8
   Retirement Accounts                              A-14
   Fee Accounts                                     A-14
   Rights of Unitholders                            A-15
   Portfolio Administration                         A-18
   Taxation                                         A-20
   Portfolio Operating Expenses                     A-23
   Other Matters                                    A-24
   Additional Information                           A-24

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1597

                                   PROSPECTUS
                              --------------------
                                November 2, 2015

                    Dividend Sustainability Portfolio 2015-4

                     International Dividend Sustainability
                                Portfolio 2015-4

                        European Dividend Sustainability
                                Portfolio 2015-4

                         Global Dividend Sustainability
                                Portfolio 2015-4





              Please retain this prospectus for future reference.



INVESCO


                             Information Supplement


Dividend Sustainability Portfolio 2015-4
International Dividend Sustainability Portfolio 2015-4
European Dividend Sustainability Portfolio 2015-4
Global Dividend Sustainability Portfolio 2015-4
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   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                               Table of Contents

                                                       Page
           Risk Factors                                  2
           Sponsor Information                           3
           Trustee Information                           4
           Taxation                                      5
           Portfolio Termination                         7





INVESCO


RISK FACTORS

   Price Volatility. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall. Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments.

   Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   Foreign Stocks. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   Foreign Currencies. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   Consumer Discretionary and Consumer Staples Issuers. The Portfolios invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   Liquidity. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because a Portfolio will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2015, the total stockholders' equity of Invesco Capital Markets, Inc. was $96,796,850.25 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $755.8 billion as of September 30, 2015. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio.

   The Portfolios intend to elect and to qualify annually as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer's outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

   As a regulated investment company, your Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if a Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains
(i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income. There is no assurance that the distributions from your Portfolio will be sufficient to eliminate all taxes in all years. A Portfolio may make taxable distributions to you even during periods in which the share price has declined.

   Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the IRS indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

   If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the Portfolio's taxable income whether or not such income is distributed.

   If a Portfolio holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. A Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. A Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, a Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, a Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of a Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.


   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.



                                                                    U-EMSSUP1597





                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Undertaking to File Reports.
         The Signatures.
         The Written Consents of Legal Counsel, Initial Evaluator and
            Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 License Agreement. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 847 (File No. 333-156623) dated January 26, 2009, Invesco Unit Trusts, Series 1399 (File No. 333-192704) dated February 3, 2014, and of Invesco Unit Trusts, Series 1426 (File No. 333-194412) dated May 1, 2014.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 1597, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1550, Series 1568 and Series 1571 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1597, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 2nd day of November, 2015.

                                                INVESCO UNIT TRUSTS, SERIES 1597

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 2, 2015, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

       SIGNATURE                                TITLE
Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

----------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.